

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 12, 2008

Mr. Frank A. Lang
Chairman, President and CEO
Cream Minerals Ltd.
570 Granville Street, Suite 1400
Vancouver, B.C., Canada V6C 3P1

> **Re: Cream Minerals Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2007**
> **Filed October 2, 2007**
> **File No. 0-29870**

Dear Mr. Lang:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 20-F for the Fiscal Year Ended March 31, 2007

General

1.   Our prior letter dated December 27, 2007, requested that you provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide the requested letter, which should be filed in the Edgar system as correspondence.

2.   Please file the amended Form 20-F that you proposed filing in your letter to us dated January 24, 2008. The amendment should also include the changes requested in the engineering comment below.

Engineering Comment

3.   We note your response in which you state the historical tonnage and grade estimates were taken from a technical report, filed on Edgar, which contained the appropriate disclaimers indicating these historical reserve estimates were not compliant with National Instrument 43-101. As these tonnage and grade estimates are not compliant with N.I. 43-101, they may not be disclosed, despite their inclusion in a compliant technical report. Please remove the tonnage and grade estimates from your filing.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

                                Sincerely,

                                Brad Skinner
                                Senior Assistant Chief Accountant